TNF Pharmaceuticals, Inc.

855 N. Wolfe Street, Suite 623

Baltimore, MD 21205

August 9, 2024

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention:	Tamika Sheppard

Re:

TNF Pharmaceuticals, Inc. (f/k/a MyMD Pharmaceuticals, Inc.)

Registration Statement on Form S-3

Originally filed on June 21, 2024, as amended on August 8, 2024

File No. 333-280415 (as amended, the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, TNF Pharmaceuticals, Inc., formally known as MyMD Pharmaceuticals, Inc. (the “Company”), hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:30 p.m., Eastern Time, on August 12, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

TNF Pharmaceuticals, Inc.

By:	/s/ Joshua Silverman
Joshua Silverman
Chaiman of the Board

cc:	Alla Digilova, Esq., Haynes and Boone, LLP